Correspondence

VIA FAX AND EDGAR

Chen Fajin
Zhongtian Mould Technologies, Inc.
c/o Codan Trust Company (Cayman) Ltd.
Cricket Square, Hutchins Dr.
Grand Cayman, KY1-1111 Cayman Islands

April 22, 2011

Chambre Malone, Staff Attoney
Pamela Long, Assistant Director
US Securities And Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Washington, D.C.
Fax: (703) 813-6968

Re:	Current Report on Form 8-K Filed 2/11/2011 Current Report on Form 8-K Filed 3/30/2011 Form 15-12G filed on April 19, 2011 File Number: 000-54038

Dear Chambre and Pamela:

I have received your letter dated April 20, 2011 forwarded from Troutman Sanders LLP today. I am sorry for being unable to file proper documents in answering your comments to our previous filings due to the resignation of our US auditor and extremely high expenses associated with US professional services.  Now, I would like to directly write to you and get your understanding to our situation.

1)
Regarding your comments on our Form 8-K filed on Feb. 11, 2011, we had started our answers to those 41 comments upon receipt of your letter on March 10, 2011.  The reason for being unable to file our 8K/A with answers to those questions was that we could not get answers and assistance to comment #32 to #41 from our Auditor at that time. Then, the amendment job was suspended because our auditor suddenly resigned on March 24, 2011, and we could not find a new auditor to re-state all the previous years’ financials within a predictable timeframe.

2)
Regarding your comments on our Form 8-K filed on March 30, 2011, we have also prepared answer and 8K/A draft in the last 2 weeks.  Because of the difficulty in finding a new auditor and the expenses associated with those efforts, our answer and draft could not be finalized and filed on time. We apologize for that.  Attached please find our answer to your letter dated March 31. We have made our  factual statement  about the interaction between our staff and our former auditor’s staff during their stay. At your request, we are also sending our former auditor, MaloneBailey, with a copy of the disclosures today before filing the Current Report on Form 8-K/A, and will request that MaloneBailey furnish a letter addressed to the SEC stating whether or not it agrees with the statements made therein.

3)
Regarding our latest Form 15-12G filing, I am sorry to tell you that it was filed according to our board and shareholders’ unanimous resolution made on April 15, 2011. In view of the enormous costs associated with being a public company and the Company’s inability to continue to finance such costs, the Company’s shareholders and Board have decided to de-register the Company from its current registered status in the Unites States.  Attached please find a copy of our board resolution.

As we are trying to transform our company from a private company into a public company, we respect your authority and acknowledge that it is our responsibility to disclose our company information adequately and accurately.  However, considering the problem brought by our auditor’s resignation and the difficulty to keep our filing current, we sincerely request for your understanding and acceptance to our decision of terminating the Company’s registration.

Please kindly consider our request and feel free to contact us at (86) 595-8519-2801 directly,  if you have any instruction and further comments regarding this matter.  Our fax number is (86) 595-8519-2803.

Sincerely,

/s/ Fajin Chen
Fajin Chen
Chief Executive Officer

Zhongtian Mould Technologies, Inc.
(the ‘Company’)

MEMBERS’ UNANIMOUS WRITTEN RESOLUTION

made pursuant to article of the articles of association of the Company

The undersigned, being the Director’s of the Company acting by written consent with a meeting DOES HEREBY CONSENT to the adoption of the following resolutions:

RESOLUTIONS TO DE-REGISTRATION OF THE COMPANY IN THE UNITED STATES.

In view of the enormous costs associated with being a public company in the United States and the Company’s inability to continue to finance such costs, the Board of Directors of Zhongtian Mould Technologies, Inc., a Cayman Islands Company (“Company”) hereby unanimously resolves:

that it is in the best interest of the Company and its shareholders to de-register under the relevant laws of the United States and authorize its officers to take whatever action needed, execute all relevant documents and filings, namely Form 15 under the Securities Exchange Act of 1934 and to de-register the Company from its current registered status in the Unites States; and

Further Resolve:

That it is in the Company’s and its shareholders’ best interest to dissolve the Company and return all its assets back to their original owners subsequent to the filing of relevant Form 15 under the Securities Exchange Act of 1934; and

That the relevant officers of the Company are authorized to take whatever actions, execute whatever documents and make whatever filings to seek the immediate de-registration of the Company in the United States.

/s/ CHEN Fa-Jin
CHEN Fa-Jin                                                                                               Date:  04/15/2011

/s/ CHEN Xinfa
CHEN Xinfa                                                                                                Date:  04/15/2011

/s/ Zhuang He-Ping
Zhuang He-Ping                                                                                        Date:  04/15/2011